FARMLAND PARTNERS INC.

4600 S. Syracuse Street, Suite 1450

Denver, CO 80237

April 14, 2021

VIA EDGAR

Ronald E. Alper

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Farmland Partners Inc. Registration Statement on Form S-3 (File No. 333-255092)

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Farmland Partners Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-255092) to 4:00 p.m., Eastern Time, on April 16, 2021, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Justin R. Salon, the Company’s counsel at Morrison & Foerster LLP, at (202) 887-8785.

Very truly yours,

Farmland Partners Inc.

By:	/s/ Luca Fabbri
Name:	Luca Fabbri
Title:	Chief Financial Officer